Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the captions “Attestation Report of the Registered Public Accounting Firm” and to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commission of our reports dated March 10, 2016, with respect to the consolidated balance sheets of Algonquin Power and Utilities Corp. (the “Company”) as at December 31, 2015 and 2014, and the consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting of the Company as at December 31, 2015.
We also consent to the incorporation by reference of our reports dated March 10, 2016 in the Registration Statement (From S-8 No. 333-177418).

/s/ Ernst & Young, LLP

Toronto, Canada	Chartered Professional Accountants
March 10, 2016	Licensed Public Accountants